InspireMD, Inc.

4 Menorat Hamaor St.

Tel Aviv, Israel 6744832

September 17, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Geoff Kruczek

                 Ms. Amanda Ravitz

Re:	InspireMD, Inc.
Registration Statement on Form S-1, originally filed on August 23, 2019
File No. 333-233432, as amended (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, InspireMD, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on September 19, 2019, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

InspireMD, Inc.

By:	/s/ Craig Shore
Craig Shore
Chief Financial Officer